Exhibit 99.10

CREDIT AGREEMENT

This Credit Agreement is made as of March 30, 2007, between TITAHOTWO LIMITED PARTNERSHIP, RLLLP, a Colorado limited liability limited partnership (“Titahotwo”), and TITAHO LIMITED PARTNERSHIP, RLLLP, a Colorado limited liability limited partnership (“Titaho”) (Titahotwo and Titaho are sometimes hereinafter individually referred to as “Borrower”, and collectively and jointly and severally referred to as “Borrowers”), and U.S. BANK NATIONAL ASSOCIATION, a national banking association (“Bank”).

RECITALS:

i.	Borrowers have requested that Bank make available to Borrowers a revolving line of credit in the amount of $5,000,000.00 for investments, specifically to exercise options from time to time to purchase approximately 300,000 shares of Common Stock of American Land Lease, Inc.; and

ii.	Bank is willing to make available such line of credit as requested by Borrowers, on the condition that the stock received upon any such exercise of options is pledged to Bank and upon and subject to the further terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants contained in this Credit Agreement, Borrowers and Bank agree as follows:

1.	DEFINITIONS.

1.1	General Definitions. When used herein, the following capitalized terms shall have the meanings indicated, whether used in the singular or the plural:

Agreement means this Credit Agreement, as the same may be amended, replaced, restated and/or supplemented from time to time.

Banking Day has the meaning given to such term in the Colorado Uniform Commercial Code.

Collateral shall mean the Personal Property Collateral, and/or any other property in which a lien or a security interest may hereafter be granted to Bank to secure the payment of the Liabilities and the performance of the Obligations.

CPA means an independent certified public accountant reasonably acceptable to Bank.

Debt or debt means (a) indebtedness for borrowed money (including negative cash balances or overdrafts) or for the deferred purchase price of property or services, (b) obligations as lessee under leases which shall have been or should be, in accordance with generally accepted accounting principles, recorded as capital leases, and (c) obligations under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clause (a) or (b) above.

Liabilities means any and all liabilities, obligations and indebtedness of Borrowers to Bank of any and every kind and nature, at any time owing, arising, due or payable and howsoever evidenced, created, incurred, acquired or owing, whether primary, secondary, direct, contingent, fixed or otherwise (including without limitation, obligations of performance) and whether arising or existing under this Agreement, the Note or any of the Collateral Documents or by operation of law.

LIBOR Advance means any Advance as to which the interest rate per annum is based on the LIBOR Rate.

LIBOR Rate has the meaning given in Section 2.1.5.

Line Balance means the principal balance of the Revolving Credit Line outstanding from time to time.

Obligations means all terms, conditions, warranties, representations, agreements, undertakings, covenants and provisions (other than the Liabilities) to be performed, discharged, kept, observed or complied with by Borrowers pursuant to this Agreement or any of the Collateral Documents.

Potential Default means an event or condition which with the giving of notice or the passage of time or both would constitute an Event of Default.

Prime Rate means, at the time of any determination, the rate of interest per annum publicly announced from time to time as Bank’s “prime rate”, which may be a rate at, above or below the rate or rates at which Bank lends to other parties and it is not necessarily the lowest rate charged by Bank on commercial loans.

Termination Date means March 15, 2009 or such earlier date as may occur pursuant to Section 9 below.

1.2	Index to Other Definitions. Other capitalized terms are defined throughout this Agreement, with an alphabetical list of such terms and the locations of the definitions thereof attached as Exhibit 1.2.

1.3	Accounting Terms. Any accounting terms used in this Agreement, which are not specifically defined in this Agreement, shall have the meanings customarily given them in accordance with generally accepted accounting principles, as consistently applied as of the date of this Agreement.

2.	TERMS OF BORROWING

2.1	Revolving Credit Line.

2.1.1	Commitment to Lend. Subject to the following terms and conditions, Bank agrees to make a revolving line of credit available to Borrowers (the “Revolving Credit Line”) pursuant to which Bank will make loans to Borrowers (each an “Advance”) in such amounts as Titaho may request from time to time, up to an aggregate outstanding at any one time of the maximum amount of Five Million Dollars ($5,000,000.00) (the “Maximum Amount”) until the Termination Date.

2.1.2	Use of Proceeds, Purposes. Borrowers agree to use the proceeds of Advances for investments, specifically to exercise options from time to time to purchase approximately 300,000 shares of Common Stock of American Land Lease, Inc. Borrowers agree to execute and deliver to Bank a Federal Reserve Form U-1 in connection with this Agreement, and from time to time as requested by Bank. Borrowers acknowledge that the Revolving Credit Line and each Advance shall be subject to Regulation U issued by the Board of Governors of the Federal Reserve System.

2.1.3	Limits on Commitment. Bank’s commitment to make Advances hereunder is subject to the conditions in Section 5 below and to the following limitations:

a.	Bank’s commitment to lend under the Revolving Credit Line terminates on the Termination Date, if not sooner terminated under Section 9 below;

b.	Bank shall not be obligated to make any Advance which would cause the Line Balance to exceed the Maximum Amount or if the then existing Loan to Value Percentage exceeds the Maximum Margin Advance Rate Loan to Value Percentage; and

c.	Bank shall not be obligated to make any Advance if an Event of Default or a Potential Default has occurred and has not been cured by Borrowers or waived by Bank.

2.1.4	Line Note. Borrowers’ indebtedness to Bank for amounts borrowed under the Revolving Credit Line and for interest accrued thereon shall be evidenced by Borrowers’ promissory note to Bank, on Bank’s form, in the face principal amount of the Maximum Amount (the “Line Note” or “Note”).

2.1.5

Interest. Borrowers agree to pay interest on the Line Balance as provided herein. Interest will accrue on the daily Line Balance at a fluctuating rate per annum equal to the sum of one-half of one percent (0.50%) plus the “LIBOR Rate” the which means the one-month LIBOR rate quoted by Bank from Telerate Page 3750 or any successor thereto, which shall be that one-month LIBOR rate in effect and reset each New York Banking Day, adjusted for any reserve requirement and any subsequent costs arising from a change in government regulation. The term “New York Banking Day” means any day (other than a Saturday or Sunday) on which commercial banks are open for business in New York, New York. Accrued interest shall be due (i) quarterly in arrears beginning May 31, 2007 and Bank shall bill Borrowers therefor, (ii) at maturity of the Line Note, and (iii) on demand after such maturity.

2.1.6	Repayment of Principal. Borrowers agree to repay all Advances made hereunder. The Line Balance will be due and payable in full at the maturity of the Line Note, which will be the Termination Date, subject to acceleration upon the occurrence of an Event of Default. In addition, any portion of the Line Balance, which exceeds the Maximum Amount, will be due and payable on demand.

2.1.7	Method of Borrowing Advances. Requests for Advances may be submitted by Titaho in writing or by telephone. Bank shall be entitled to honor any such request it reasonably believes to be genuine, whether or not the person making the request is named as an authorized person in any instruction furnished Bank by either Borrower. Advances shall be disbursed only by deposit to a demand deposit account maintained by Titaho at Bank. Proceeds of an Advance shall be disbursed on the Banking Day Bank receives Titaho’s request of such request is received before 2:00 p.m. Denver time on such day, and on the next Banking Day if received at or after 2:00 p.m. On such day, and in either case only if the conditions in Section 5 are met.

2.2	Other Terms Applicable to Advances.

2.2.1	Interest Calculation. Interest shall be computed using the actual number of days in the period for which such computation is made and a per diem rate equal to 1/360th of the rate per annum.

2.2.2	Default Interest. After the occurrence of an Event of Default and any necessary acceleration of maturity of the Note, at Bank’s option, the interest rate applicable to the Note may be increased as provided in the Note.

2.2.3	Bank Records. Bank’s records shall be rebuttably presumptive evidence of the LIBOR Rate as well as the dates and amounts of payments of principal and interest on the Note.

2.2.4	Illegality or LIBOR Rate not Ascertainable. If it becomes unlawful for Bank to make any LIBOR Advance, or if Bank determines (which determination will be binding on Borrowers) that adequate and reasonable means do not exist for determining the LIBOR Rate applicable for any LIBOR Advance, then Bank will not be required to make or maintain any such LIBOR Advance and the interest rate index shall automatically convert to the Prime Rate and the Note shall bear interest at the Prime Rate in effect from time to time.

2.2.5	Capital Adequacy. In the event that Bank shall have determined that the adoption of any law, treaty, governmental (or quasi-governmental) rule, regulation, guideline or order regarding capital adequacy, or any change therein or in the interpretation or application thereof, or compliance by Bank with any request or directive regarding capital adequacy (whether or not having the force of law and whether or not failure to comply therewith would be unlawful) from any central bank or governmental agency or body having jurisdiction, does or shall have the effect of reducing the rate of return on Bank’s or its parent’s capital as a consequence of its obligations hereunder to a level below that which Bank or its parent could have achieved but for such adoption, change or compliance (taking into consideration Bank’s and its parent’s policies with respect to capital adequacy) by any amount deemed by Bank to be material, then Borrowers shall from time to time, within ten (10) days after written notice from and demand from Bank, pay to the Bank additional amounts sufficient to compensate Bank for such reduction; provided however, that Bank shall give Borrowers written notice of any such reduction which is attributable to the period after such written notice is given by Bank. A certificate as to the amount of such reduction, submitted to Borrowers by Bank, shall, absent manifest error, be final, conclusive and binding for all purposes.

3.	COLLATERAL

3.1	Personal Property Collateral. The repayment of all of Borrowers’ indebtedness to Bank shall be secured by first priority liens or security interests in the following personal property now owned by either Borrower or by affiliates of either Borrower, and in all proceeds thereof (“Personal Property Collateral”): the number of shares of Common Stock of American Land Lease, Inc. described on Exhibit 3.1 (and on any subsequent Exhibit 3.1 agreed upon between the parties hereto and attached to this Agreement), as long as such shares are registered and unrestricted.

3.2	Collateral Documents. The liens and security interests in the Collateral (the “Security Interests”) shall be created and perfected by such security agreements, pledge agreements, collateral assignments, control agreements, Uniform Commercial Code financing statements and other collateral documents deemed necessary or advisable by Bank in its sole discretion, each in form satisfactory to Bank, duly executed by either Borrower or the appropriate affiliate of either Borrower depending on who owns such Collateral (“Collateral Documents”).

3.3	Margin Requirements. The amount of the initial Advance may not exceed the amount determined by applying the Maximum Margin Advance Rate Loan to Value Percentage to the then current market value of the number of such unrestricted and registered shares of Common Stock of American Land Lease, Inc. then being delivered to Bank to be held by Bank as Collateral and pledged to secure such Advance.

(a) Advance Rate. Thereafter, to the extent Bank has any obligation to advance funds under the Note, then: if at any time the Loan to Value Percentage exceeds the Maximum Margin Advance Rate Loan to Value Percentage, Bank is not obligated to honor any further requests for Advances under the Note, unless, at the time of such additional Advance, either Borrower either (i) pledges (or has pledged) to Bank additional cash or cash equivalents or readily marketable, unrestricted securities acceptable to Bank in its sole discretion in amounts required by Bank, or (ii) reduces the outstanding balance of the Note to an amount such that, after taking such additional Advance into account, the Loan to Value Percentage no longer exceeds the Maximum Margin Advance Rate Loan to Value Percentage.

(b) Margin Default. If at any time the Loan to Value Percentage exceeds the Margin Default Rate Loan to Value Percentage, and Borrowers fail, by the close of business on the third (3rd) Banking Day following either Borrower’s receipt of notice from Bank of such event, to either (i) pledge (or have pledged) to Bank additional cash or cash equivalents or readily marketable, unrestricted securities acceptable to Bank in its sole discretion in amounts required by Bank, or (ii) reduce the outstanding balance of the Note to an amount such that the Loan to Value Percentage no longer exceeds the Margin Default Rate Loan to Value Percentage, Borrowers will be in default of this Agreement. The term “unrestricted” as used above shall mean a security which is not subject to any holding period (i.e., “free-trading”) and is not subject to “control stock” volume limitations. If Borrowers take or direct the actions described under (i) above, the delivery of additional collateral shall not be effective until either Borrower and/or the grantor of such additional collateral takes all actions deemed necessary by Bank to subject all such additional collateral to a first priority perfected security interest in favor of the Bank.

(c) Definitions. As used herein the following terms have the following meanings:

“Loan to Value Percentage” means the percentage resulting from dividing the then-outstanding balance under the Note by the current market value (as determined by Bank) of the Collateral.

“Maximum Margin Advance Rate Loan to Value Percentage” means a Loan to Value Percentage of 50%.

“Margin Default Rate Loan to Value Percentage” means a Loan to Value Percentage of 70%.

(d) Determination of Current Market Value. To the extent the current market value of any of the Collateral must be determined under this Agreement, the “current market value” of Collateral shall be determined as follows: As to securities traded on an exchange, the “current market value” shall equal the closing price (the price of the last exchange trade) on the most recent complete day such exchange was open, multiplied by the number of shares of such security pledged to Bank. If a security is traded on more than one exchange, its “current market value” or “price” shall be the closing price on the principal exchange for that security on which a closing price is available. If no closing price on any exchange is available, the “current market value” of the security shall be determined by using the lowest trading price or bid price for the security on the last complete day the principal exchange on which such security is traded was open. As to all other Collateral, the “current market value” shall be a value reasonably determined by the Bank in its sole discretion.

4.	REPRESENTATIONS AND WARRANTIES

To induce Bank to enter into this Agreement, each Borrower represents and warrants as follows:

4.1	Financial Condition. The statement of financial condition of such Borrower presented within the Combined Statements of Financial Condition of Terry Considine and Elizabeth C. Considine as at December 31, 2005, and the notes thereto, copies of which have been furnished to Bank, fairly present the financial condition of such Borrower as at such dates, including contingent liabilities of every type, and since December 31, 2005 there has been no material adverse change in such condition. The Combined Statements of Financial Condition of Terry Considine and Elizabeth C. Considine as at December 31, 2005, and the notes thereto, copies of which have been furnished to Bank, fairly present the financial condition of Terry Considine and Elizabeth C. Considine as at such date, including contingent liabilities of every type, and since December 31, 2005 there has been no material adverse change in such condition.

4.2	No Violations. The execution, delivery and performance by such Borrower and any affiliates of such Borrower of this Agreement, the Note and the Collateral Documents are within such Borrower’s powers, have been authorized by all necessary partnership action and do not and will not contravene such Borrower’s Agreement of Limited Partnership or any provision of law or result in a breach of or default under any other agreement, instrument, document or note to which such Borrower or the grantor thereunder, as the case may be, is a party.

4.3	Valid Obligations. This Agreement constitutes, and each of the Note and the Collateral Documents when delivered hereunder will be, a legal, valid and binding obligation of such Borrower or the grantor thereunder, enforceable against such Borrower or such grantor in accordance with their respective terms.

4.4	Litigation. There is no pending or threatened action, claim, investigation, lawsuit or proceeding against or affecting such Borrower or the grantor under any Collateral Documents before any court, governmental agency, arbitrator or arbitration panel, which if decided adversely to such Borrower would have a material adverse affect on the financial condition of such Borrower or a material adverse affect on the Collateral value, (“Material Litigation”).

4.5	Liens. Such Borrower or an affiliate of such Borrower is the legal and beneficial owner of any property granted as Collateral hereunder, free from any lien, encumbrance or restriction whatsoever except those in favor of Bank, and such Borrower or its affiliate has full power and authority to grant the Security Interests in such property as Collateral for the Liabilities and the Obligations.

4.6	Taxes. Such Borrower and grantor under any Collateral Documents: (a) have filed all tax reports and returns required to be filed, including without limitation, reports and returns concerning income, franchise, employment, sales and use, and property taxes; (b) have paid all of its tax liabilities which were due on or prior to the date hereof; and (c) are not aware of any pending investigation by any taxing authority or of any pending assessments or adjustments which would materially increase its tax liability.

4.7	Regulation U. Such Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System), and no proceeds of any Advance will be used to extend credit to others for the purpose of purchasing or carrying any margin stock.

4.8	Disclosure. No information, exhibit or report furnished by such Borrower to Bank in connection with the negotiation of this Agreement contains any material misstatement of fact or omitted to state a material fact necessary to make the statements contained therein not misleading.

4.9	Formation. Such Borrower is a limited liability limited partnership duly formed, validly existing, and in good standing under the laws of the State of Colorado as a registered limited liability limited partnership, and such Borrower is duly qualified or licensed and in good standing to do business in all jurisdictions in which the nature of such Borrower’s business requires qualification.

5.	CONDITIONS PRECEDENT

5.1	Conditions Precedent to Initial Advance under Revolving Credit Line. The obligations of Bank to make the initial Advance under the Revolving Credit Line are subject to the conditions precedent that Bank shall have received, on or before the day of such Advance, the agreements, instruments, documents and/or other items listed on the List of Closing Documents attached hereto as Exhibit 5.1, each of which shall be in form and substance satisfactory to Bank and any of which may be waived by Bank.

5.2

Conditions Precedent to All Advances. The obligation of Bank to make each Advance (including the initial Advance) shall be subject to the further condition precedent that on the date of any such Advance: (a) the following statements shall be true (and Bank may request a certificate of either Borrower so stating): (i) the representations and warranties contained in Section 4 are correct on and as of the date of such Advance as though made on and as of such date, and (ii) no event has occurred and is continuing, or would result from such Advance, which constitutes an Event of Default or a Potential Default; (b) Bank shall have received such other approvals, opinions or documents as Bank may reasonably request, including without limitation, a new Exhibit 3.1 accepted by either

Borrower, a Federal Reserve Form U-1 executed by Titaho or both Borrowers as may be required thereby, and a copy of one or more instruction letters from either Borrower to American Land Lease, Inc. relating to the exercise of options at such time, directing American Land Lease, Inc. or its Transfer Agent to deliver the stock being issued upon the exercise of such options directly to Bank if certificated and otherwise directly to the specified custodian or securities account established by either Borrower with Bank or one of Bank’s affiliates; and (c) Bank’s legal counsel is reasonably satisfied as to all legal matters incident to the making of such Advance.

6.	AFFIRMATIVE COVENANTS

So long as the Note or any of the Liabilities of either Borrower to Bank remains unpaid or Bank has any commitment to lend hereunder, each Borrower will:

6.1	Accounting Records. Maintain adequate books and accounting records of such Borrower.

6.2	Insurance. Maintain insurance with responsible and reputable insurance companies in such amounts and covering such risks as is usually and customarily carried by persons or companies engaged in similar businesses and owning similar properties, including without limitation, public liability, property damage and workers’ compensation, and deliver to Bank schedules setting forth all insurance then in effect and copies of policies or certificates of insurance on property granted or pledged as Collateral; and cause Bank to be named as loss payee or mortgagee, as appropriate, on casualty policies insuring the Collateral and as an additional insured on any liability insurance covering property granted or pledged as Collateral. The insurance certificates shall be an ACORD 27 or an ACORD 25 with a 30-day cancellation notice to Bank.

6.3	Payment of Taxes, Liens. Pay and discharge, before the same become delinquent: (a) all taxes, assessments and governmental charges or levies imposed upon such Borrower on its property, and (b) all lawful claims which, if unpaid, might by law become a lien on its property, except any thereof which is being contested in good faith and by appropriate proceedings.

6.4	Compliance with Laws. Comply in all material respects with all applicable laws, rules, regulations and orders of any government authority, noncompliance with which would materially adversely affect its business or credit

6.5	Reporting. Furnish Bank with the following items as soon as available and in any event:

(a)	Annually, by June 30 of each calendar year, a current annual financial statement of such Borrower, as at the end of such calendar year, including a balance sheet, income statement, and material contingent liabilities, reviewed by a CPA reasonably acceptable to Bank; and

(b)	promptly within 15 days of the filing thereof a copy of such Borrower’s federal income tax return and a copy of the personal federal income tax return of Terry Considine for the prior year together with copies of all related K-1 statements; and

(c)	From time to time such other information about either Borrower, Terry Considine or any affiliate of either Borrower or Terry Considine as Bank may reasonably request.

6.6	Deposit Account. Maintain a deposit account at Bank and cause Terry Considine and any other affiliate of either Borrower or Terry Considine pledging stock or securities to Bank to maintain a deposit account with Bank.

6.7	Notice of Significant Events. Promptly notify Bank in writing of (a) the occurrence of any Event of Default or Potential Default; (b) any change in its name or address or the form of entity or organizational or capital structure of any affiliate of either Borrower or Terry Considine; (c) the threat of or the commencement of any Material Litigation; or (d) any change in ownership of Collateral.

7.	NEGATIVE COVENANTS

So long as the Note or any of the Liabilities of either Borrower to Bank remains unpaid or Bank has any commitment to lend hereunder, Borrowers will not without the prior written consent of Bank:

7.1	Use of Funds. Use any of the amounts loaned to Borrowers by Bank pursuant to this Agreement for any purpose except as provided in Section 2.1.2.

8.	DEFAULT

If any of the following events shall occur, it shall be an event of default under this Agreement (“Event of Default”):

8.1	Non-Payment. Either Borrower fails to pay any principal of the Note or any other sums payable by Borrowers to Bank pursuant to this Agreement when due, including any part of the Line Balance which exceeds the maximum amount permitted under and pursuant to Section 3.3, or either Borrower fails to pay any interest on the Note within ten (10) days after any such interest payment is due.

8.2	Representations. Any representation or warranty made by either Borrower herein or in connection herewith proves to have been incorrect in any material respect when made.

8.3	Breach of Negative Covenants. Either Borrower fails to observe or comply with any of the covenants in Section 7 of this Agreement.

8.4	Breach of Other Covenants. Either Borrower fails to perform or observe any other term, covenant or agreement contained in this Agreement (other than those referred to in Section 8.1 or Section 8.3) or in the Note or any Collateral Document, and such failure has not been cured within ten (10) days after the earlier to occur of the date Bank notifies Borrowers of such failure or the date either Borrower otherwise obtains actual knowledge of such failure.

8.5	Default on Other Debt. Either Borrower or Terry Considine shall fail to pay any debt exceeding $10,000 of such Borrower or Terry Considine, respectively (other than debt evidenced by the Note) or any interest or premium thereon exceeding $10,000 when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such debt; or any other material default or event under any agreement or instrument relating to any such debt shall occur and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such default or event is to accelerate, or to permit the acceleration of, the maturity of such debt; or any such debt shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof.

8.6	Insolvency. Either Borrower or Terry Considine shall generally not pay its or his debts as such debts become due, or shall admit in writing their inability to pay their debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against either Borrower or Terry Considine seeking to adjudicate it or him a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or seeking the appointment of a receiver, trustee or other similar official for it or him or for any substantial part of its or his property and, if instituted against either Borrower or Terry Considine, shall remain undismissed for a period of thirty (30) days; or either Borrower or Terry Considine shall take any action to authorize any of the actions set forth in this Section 8.6.

8.7	Judgments. Any judgment or order for the payment of money in excess of $50,000 shall be rendered against either Borrower or Terry Considine and either (a) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or (b) there shall be any period of ten (10) consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

8.8	Change in Status. Terry Considine shall die or become mentally disabled.

8.9	Defaults in Note or Collateral Documents. The occurrence of any default or event of default specified in the Note or any Collateral Document.

9.	REMEDIES

Upon the occurrence of any Event of Default, Bank shall have the following rights and remedies:

9.1	Further Loans. To terminate Bank’s commitment to make Advances.

9.2	Acceleration. To declare all or any portion of the Liabilities to be immediately due and payable, whereupon all or such portion of said Liabilities shall become and be immediately due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by Borrowers.

9.3	Other Rights. To exercise any other rights or remedies available to Bank under the Collateral Documents or available to Bank at law or in equity.

10.	MISCELLANEOUS.

10.1	Waiver, Amendments. No waiver by Bank or any amendment of any provision of this Agreement, nor any consent of Bank to any failure to comply with the terms hereof by Borrowers, shall be effective unless made in writing and signed by Bank. No waiver by Bank of any default or of any right to enforce this Agreement shall operate as a waiver of any other default, or of the same default on a future occasion, or of the right to enforce this Agreement on any future occasion. No delay in or discontinuance of the enforcement of this Agreement, nor the acceptance by Bank of installments of principal or interest after the occurrence of any Event of Default, shall operate as a waiver of any default.

10.2	Rights Cumulative. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies afforded by any security agreement, promissory note or other agreement executed in connection herewith, or provided by law or equity. Bank’s remedies may be exercised concurrently or separately, in any order, and the election of one remedy shall not be deemed a waiver of any other remedy.

10.3	Expenses. Borrowers will pay to Bank on demand all expenses, including reasonable fees and expenses of attorneys, paid or incurred by Bank in connection with the drafting and negotiation of this Agreement, the creation and perfection of Bank’s security interests in Collateral, the making or collection of the Revolving Credit Line or the Advances made pursuant to this Agreement, or the protection, preservation or enforcement of Bank’s rights in property pledged or granted as Collateral.

10.4

Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of Borrowers, Bank and their respective personal representatives, successors and assigns. However, Borrowers shall not have the right to assign or otherwise transfer any rights in or under this Agreement without Bank’s prior written consent. Bank reserves the right upon prior written notice to Borrowers to sell, assign, transfer, negotiate or grant participations in the Revolving Credit Line or the Advances provided for herein. In connection therewith Bank may disclose all documents and information which Bank now has or may hereafter acquire relating to the Revolving Credit Line, the Advances, Borrowers, Borrowers’ business or any of the Collateral.

10.5	Joint and Several Liability. Each Borrower shall be jointly and severally obligated hereunder for all Liabilities and Obligations.

10.6	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado.

10.7	Notices. All notices, requests and demands given to or made upon any party must be in writing and shall be deemed to have been given or made when personally delivered or two (2) days after having been deposited in the United States Mail, first class postage prepaid, addressed as follows:

If to Borrowers:	Titaho Limited Partnership, RLLLP
Titahotwo Limited Partnership, RLLLP
c/o Mr. Terry Considine
4582 South Ulster St. Pkwy., Suite 405
Denver, CO 80237

If to Bank:	U.S. Bank National Association
Attn: George E.Adams, III or
Manager Commercial Banking
DN-CO-T8CB
950 17th Street
Denver, CO 80202

10.8	Entire Agreement. The following documents contain the entire agreement between the parties concerning the subject matter hereof: this Agreement, the Note and the Collateral Documents (collectively the “relevant documents”). Any representation, understanding or promise concerning the subject matter hereof, which is not expressly set forth in any of the relevant documents, shall not be enforceable by any party hereto or his personal representatives or his or its successors or assigns. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of any other relevant document, the terms of this Agreement shall govern.

10.9	Recitals. The recitals to this Agreement and any definitions set forth therein are made a part hereof and are incorporated in this Agreement.

10.10	Severability. The unenforceability of any provision of this Agreement shall not affect the enforceability or validity of any other provision hereof.

10.11	Effectiveness. This Agreement shall be effective until all indebtedness of Borrowers to Bank is paid in full.

10.12	JURY TRIAL WAIVER. BANK AND EACH BORROWER EACH IRREVOCABLY WAIVES ITS RIGHT TO A JURY TRIAL IN ANY ACTION OR PROCEEDING OF ANY ISSUE, CLAIM, COUNTERCLAIM OR OTHER CAUSE OF ACTION, WHETHER IN CONTRACT OR TORT, BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE CREDIT EXTENDED HEREUNDER, ANY COLLATERAL SECURING SUCH CREDIT, OR ANY OTHER AGREEMENT OR DEALINGS RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT.

IN WITNESS WHEREOF, the parties have executed this Agreement the date first stated above for the purposes set forth herein

TITAHOTWO LIMITED PARTNERSHIP, RLLLP,
a Colorado limited liability limited partnership

By:	/s/ Terry Considine
Terry Considine, General Partner

TITAHO LIMITED PARTNERSHIP, RLLLP,
a Colorado limited liability limited partnership

By:	Terry Considine 1998 April Trust, General Partner

By:	/s/ Timothy M. Considine
Timothy M. Considine, Trustee

U.S. BANK NATIONAL ASSOCIATION,
a national banking association

By:	/s/ George E. Adams
George E. Adams, III
Senior Vice President